Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 ___________ TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER (212) 455-3352 (212) 455-7862	E-MAIL ADDRESS kwallach@stblaw.com hui.lin@stblaw.com

February 6, 2023

Re: CAVA Group, Inc. Draft Registration Statement on Form S-1
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549
Ladies and Gentlemen:
On behalf of CAVA Group, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the Company’s proposed offering of shares of its common stock, for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.
The Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act of 1933, as amended. The Company will publicly file its registration statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.
Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this confidential submission. Please send any correspondence to Robert Bertram, Chief Legal Officer and Secretary (rob.bertram@cava.com), and to us (kwallach@stblaw.com and hui.lin@stblaw.com).

Very truly yours,

/s/ Kenneth B. Wallach
Kenneth B. Wallach

/s/ Hui Lin
Hui Lin

cc:	CAVA Group, Inc.
Robert Bertram